RECKLESS SPIRITS
Feature Film Information
For Investors

For informational purposes only.


RECKLESS SPIRITS

RECKLESS SPIRITS is a metaphysical, multilingual POC best friend comedy for a bleak era!

LOGLINE: A gender-fluid Latine performance artist and a neurotic Asian American therapist are led by a series of uncanny circumstances into a world of ancestor spirits, psychics, and a cult leader who is threatening to tear their friendship apart.

Table of Contents



Yvette (played by Dawn Anderson) and Syd (played by Vico Ortiz). From the RECKLESS SPIRITS (2022) short film proof-of-concept, which is the first 12 minutes from the 90-minute narrative feature film.

Long Synopsis

On the way to their monthly sobriety meeting, a gender-fluid Latine performance artist named Syd (they/them) enlists their best friend Yvette (she/her), a neurotic Asian-American therapist, for emotional support. It is Syd's three-year anniversary of sobriety, and they plan to debut their latest performance art piece. It is based on how being a "Plant Daddy" helped them stay sober.

Upon entering the venue, Syd is surprised that none of the attendees look familiar. Soon, a strange man named Guy forms a "heart circle" and begins to lecture about chakras...?

Yvette and Syd come to the horrific realization: they are actually at a meeting for a cult-like dream group!

Never one to back down from an inopportune challenge, Syd concludes that it was the perfect time to debut their plant-themed performance – but Yvette shockingly steals the show when she is suddenly overtaken by a mysterious spirit and begins to speak in tongues!

Guy and his fanatic followers swarm around Yvette in reverence and awe, absolutely convinced that she is a special person who had been foretold in their "Great Prophecy."

Life soon warps into hyperspeed, as the best friends experience a series of uncanny, inexplicable events.

After sharing the same dream on the same night, they are paid a visit by their ancestors, which include Yvette's Halmeoni (Grandmother in Korean) and Syd's Indigenous relative, Mexica Warrior.

Confused but curious about how reality seems to be crumbling, the best friends seek the help of a psychic. After many humorous failed attempts with scammers, they eventually find the real deal in Miss Esther and her sidekick Kong, who help them understand the unfolding mysteries all around them.

But Yvette becomes terrified when Miss Esther warns her of terrible evil in her midst that is, in particular, looking for her.

Obsessed with all the negative possibilities of what might occur, Yvette's therapy practice goes down the drain, and she finds herself susceptible once Guy approaches her and invites her once again to join his cult.

At Yvette's lowest point, the cult is able to appeal to her bruised ego. They swoop in to turn her into one of their holy leaders – and along the way, use her as an excellent marketing tool to sell their expensive "spiritual" wellness products.

Syd doesn't understand how Yvette doesn't see Guy for the creep that he is, and the best friends experience an unprecedented blow-out. Their journeys diverge.

Yet in the end, it is ultimately up to Syd to join up with their newfound psychic friends and ancestors – to concoct the performance art intervention of a lifetime.

Will the team be able to save Yvette from the toxic throes of cult leader fame?

Director's Statement

As someone with extensive experience as a filmmaker, journalist, and community organizer, my work is often serious. My everyday thoughts and interests are deeply rooted in topics like immigration, Indigenous sovereignty, environmental justice, and racial justice.

And YET! With *Reckless Spirits*, I had to remind myself that COMEDY IS A NECESSARY FORM OF ACTIVISM! In a time when the world is full of chaos and uncertainty, *Reckless Spirits* playfully asserts diverse creators need to see ourselves in stories that are joyous and uplifting, rather than eternally traumatic. *Reckless Spirits* is a deeply genre story – part comedy, part animation, part fantasy, part magic – that centers queer or POC protagonists and their worlds.

The film also explores the multiplicities of the authentic, multicultural, and multilingual self. In Syd and Yvette, my co-writer Lisa Sanaye Dring and I created bold and intelligent characters who serve as our alter-egos and offer representation we don't believe has ever been seen on North American screens.

Audience & Market Potential

Given the film's multilingual and multicultural representation—with Mexican, Indigenous, Korean, American, nonbinary, transgender, and LGBTQ+ actors and creators—we know that the *Reckless Spirits* audience will be diverse and international.

Reckless Spirits possesses a number of strong pop culture references that are trending, such as themes of cults, tarot, New Age spirituality, and conversations about capitalism and class. Its soundtrack internationally centers world-dominating, boundary-crossing musical genres of K-Pop and Latin Pop, including cumbia and reggaeton.

All these elements— along with bright visual touchpoints accomplished through colorful production design and stylish wardrobes—will resonate with Millennial and Gen Z audiences. They are the highest consumers of media, at 6.6 hours and 6.3 hours daily, respectively.

Yet *Reckless Spirits* is more than just a surface-level comedy; it also offers rich commentary on the co-option of worldwide spiritual cultures to promote colonization and capitalism in the world of spirituality.

<u>Comedies that hold deeper messages and perspectives have a proven track record of appealing to domestic and international audiences</u>. *Reckless Spirits* holds comparisons to theatrical feature films that span decades and are known as cult comedy favorites.

These include, but are not limited to:

***EVERYTHING EVERYWHERE ALL AT ONCE* (2022)**
A box-office-breaking experimental work, EEAAO brings mind-bending metaphysical themes and accurate multigenerational, Asian American and Asian immigrant representation to wide audiences.

- **BOX OFFICE GROSS:**
  $142.8 million worldwide
- **DOMESTIC MARKETS (U.S. & CANADA):**
  $77.2 million
- **INTERNATIONAL MARKETS**
  $65.6 million


EVERYTHING EVERYWHERE ALL AT ONCE

***HAROLD & KUMAR: ESCAPE FROM GUANTANAMO BAY* (2008)**

The second film in the three-part *Harold & Kumar* franchise, *Escape from Guantanamo Bay* features the Asian best friend duo in unlikely adventures. Both high-brow and low-brow, the film is full of stoner jokes yet still holds a deep political message with commentary on stereotypes and racial profiling.

- **BOX OFFICE GROSS:**
  $38,108,728
- **OPENING WEEKEND GROSS:**
  $14,908,404


HAROLD & KUMAR
ESCAPE FROM GUANTANAMO BAY

***ZOOLANDER* (2001)**

A cult classic, *Zoolander* is driven by ridiculous, highly stylized lead characters and bizarre wardrobes. The film constantly requires viewers to suspend their disbelief, yet succeeds in building a believable alternative world.

- **BOX OFFICE GROSS:**
  ~$60,780,981 worldwide
- **DOMESTIC MARKETS (U.S. & CANADA):**
  ~$45,172,250 million
- **INTERNATIONAL MARKETS**
  ~$15,608,731 million


SPECIAL COLLECTOR'S EDITION
BEN STILLER
ZOOLANDER
3% BODY FAT. 1% BRAIN ACTIVITY.

***PEE-WEE'S BIG ADVENTURE* (1985)**

A character-driven comedy that has continued to tantalize audiences since its release, *Pee-Wee's Big Adventure* loudly celebrates nonconformity and the importance of valuing personal connections more than material possessions.

- **BOX OFFICE GROSS:**
  $40,940,662
- **OPENING WEEKEND:**
  $99,184


PEE-WEE'S
BIG ADVENTURE

Reckless Spirits also has stylistic contemporaries in many modern television shows, such as:

BROAD CITY THE COMPLETE SERIES	Los Espookys	HBO ORIGINAL THE WHITE LOTUS
BROAD CITY **(2014-2019)**	***LOS ESPOOKYS*** **(2019, 2022)**	***THE WHITE LOTUS*** **(2021, 2022, 2025)**
A popular 5-season show on Comedy Central about the zany adventures of an unconventional best friend duo, *Broad City* follows the friends as they confront and problem-solve unpredictable circumstances and challenges. *Broad City* was ranked on "top show of the decade" lists for *Vanity Fair*, *Rolling Stone*, and *The A.V.*	A bilingual English-Spanish HBO original show filmed in Mexico, *Los Espookys* has a cast of highly stylized characters, queer humor, and bold costumes. *Los Espookys* has been met with wide critical acclaim, as evidenced by its 100% on Rotten Tomatoes. The *Guardian* called it a "delightfully creepy Spanish-language comedy that's unlike anything else on TV," and it is among the projects most similar to *Reckless Spirits*.	A 3-season HBO original satire that has become a "cult favorite," *The White Lotus* coincidentally centers themes of cults, class, privilege, and spirituality—all topics highly present in *Reckless Spirits*. Publications like *The New Yorker* have said that "the brilliant, biting social satire of *The White Lotus*" makes the "HBO tragicomedy one of the best shows of the year."

Production & Distribution Plan

Reflecting on the track record of the above listed films and their proven ability to draw in international audiences, the *Reckless Spirits* team is leveraging the global interest in Korean-language and Spanish-language films, K-Pop, Latin Pop, and multicultural media to engage with internationally-minded distribution companies.

The team is undertaking numerous simultaneous strategies to ensure that *Reckless Spirits* will see successful domestic and international distribution, which will include theatrical art house cinema screenings as well as online screenings.

Leveraging our existing short film proof-of-concept and production timeline, our distribution plan covers a number of phases in the film's life cycle:

- **PRE-PRODUCTION (2025 & Q1 2026)**
  The *Reckless Spirits* team is working on securing a distribution deal in advance of the production, through contacts gained from the American Film Market (AFM). Securing distribution at this phase could potentially help fund production, post-production, marketing, and global distribution for the project.

- **PRODUCTION (Q1 2026)**
  After the film has entered and finished production, the *Reckless Spirits* team will have a visible output for distributors to engage with. At this phase, if we have not yet found a distributor, we will secure a producer's rep, who will utilize their connections and reputation to help *Reckless Spirits* find a distribution deal, as well as guide film festival submission strategies.

- **POST-PRODUCTION - FESTIVAL STRATEGY (Q2-Q4 2026 & 2027)**
  The *Reckless Spirits* short proof-of-concept has experienced a successful film festival run and local community screenings. It especially saw success when screening to LGBTQ+ and diverse audiences. We will gear our post-production timeline around festivals which we are confident the film has a high potential to succeed in, such as: Fantasia Fest, a premiere festival for genre films; NewFest, a queer film festival which held a script competition for which *Reckless Spirits* was a semi-finalist; BlackStar Film Festival, which prioritizes films from creators of diverse backgrounds; and Frameline and Outfest, which are among the most well-reputed LGBTQ+ festivals nationally.

- **POST-PRODUCTION - THEATRICAL STRATEGY (2027 & 2028)**
  In the event that *Reckless Spirits* attains a significant distribution deal that includes theatrical screenings across North America, the team will work with the distributor to ensure that the film is shown in significant urban centers and markets which the LGBTQ+, Asian, and Latin representation in the film will most resonate with. Should we choose not to release the film with a distributor due to an assessment that self-distribution is a more financially viable strategy, members of the *Reckless Spirits*

team will call upon our backgrounds as arts administrators in art house cinema and nonprofit artist spaces. This experience will allow the team to self-host a national screening series with associated impact campaigns and educational discussions, as needed, or in addition to an existing distribution deal. Our backgrounds in marketing, communication, and journalism also allow us to create marketing and publicity materials in-house, with knowledge around how to get them in front of meaningful, relevant media sources.

- **POST-PRODUCTION - STREAMING STRATEGY (2027 & 2028)**
  Reckless Spirits' Kickstarter campaign was selected as one of Kickstarter's "Projects We Love" and pulled in $102,000 in donations from individuals across the United States. Such success garnered the attention of the Kickstarter team, which is currently piloting a distribution deal with Tubi for its most successful projects and has already reached out to our team regarding the potential of a distribution deal through Tubi, This conversation could work in collaboration with an existing distribution deal – or as an add-on to a self-distribution deal, which would include getting *Reckless Spirits* widely distributed with the help of well-known self-distribution resources such as FilmHub.

TIMELINE

2017
Initial project ideation

2018 - 2021
Screenwriting for short film proof-of-concept and feature film

DECEMBER 2021
Production for short film proof-of-concept

2022 - 2023
Short film proof-of-concept festival run

2023 - 2024
Feature film script development and initial team assembly

DECEMBER 2024
Successful feature film Kickstarter campaign raises over $100K, showing community buy-in and support

EARLY 2025
EARLY PRE-PRODUCTION
- Lock initial script
- Finalize initial budget
- Secure remaining financing
- Locate soft talent
- Secure main talent and lead crew
- Secure partnerships

LATE 2025 / EARLY 2026
PRE-PRODUCTION
- Set up production offices
- Scout locations
- Finalize cast
- Secure all crew
- Develop storyboads and hsotlist
- Solidify production design
- Secure vehicles

FEBRUARY / MARCH 2026
PRODUCTION IN OAXACA, MEXICO
Filming in Oaxaca, Mexico, with a mixture of U.S., Mexican, and Indigenous actors and primarily Mexican and/or Indigenous crew.

LATE 2026:
POST-PRODUCTION
- Edit
- Color
- Incorporate special effects
- Complete rough cut
- Talk to distributors
- Talk to producer reps
- Secure film festival strategy

2027:
FILM FESTIVAL RUN
& DISTRIBUTION

Finances & Investment Opportunities

The total production budget for *Reckless Spirits* is approximately $323,883.

We have already raised 44% of the film budget, or $141,778. Those funds do not need to be repaid since they were a combination of crowdfunding, individual donations, grants, and other sources that are not considered investments.

<u>We are seeking $106,715 in equity investments to enter production on February 23, 2026.</u>

Including post-production, <u>we would only need to make back just under $182,000 to be able to turn a profit on the final feature film</u>.


REMAINDER TO RAISE TO ENTER PRODUCTION IN 2026 (NO POST-PRODUCTION)
$106,715
TOTAL FILM BUDGET
$323,883
TOTAL REMAINDER TO RAISE (WITH POST-PRODUCTION)
$182,105
Investments opportunities are available at any amount greater than $100 through the crowdfunding investment platform, WeFunder: https://wefunder.com/recklessspirits/
All income sources listed below do not need to be repaid, thus increasing chances of potential return for investors!
INCOME SOURCES
Crowdfunding Campaign (after fees) $ 94,004
Private Donations * $ 19,074
Government Grants $ 20,500
Other Grants $ 2,000
In-Kind Donations $ 5,000
Miscellaneous $ 1,200
SUBTOTAL (44% OF BUDGET): $141,778
* Tax-deductible private donations (which do not count as an investment for potential return) can also be made through our fiscal sponsor, Northwest Film Forum: https://vivianhua.com/film/reckless-spirits/

Equity investors are first in line to receive net profits from the film. Investors at any level become part of the *Reckless Spirits* community, and will receive special incentives and behind-the-scenes updates during production through the film's completion and release.

Investors in *Reckless Spirits* are eligible for the following incentives and benefits:

	Exclusives	**Production**	**Recognition**	**Events**	**Extra Goodies**
Executive Producer $50,000+	Private EP outing with cast and crew in Oaxaca, MEX * Option for big-screen cameo during production *	Bring a friend to hang out with cast and crew during a week (5 days) of production in Oaxaca, MEX *	Individual EP title card (your name on its own card) at start of film Individual EP title card (your name on its own	Invite to a private party in Seattle * Invite to virtual hang with cast and crew Invite to top-tier	Three (3) tarot readings from director Vee Hua Limited edition *Reckless Spirits* t-shirt

			card) at end of film IMDb Executive Producer credit Dedicated social media posts	industry or festival screening *	Limited edition thank you gift
Executive Producer $25,000+	Private EP outing with cast and crew in Oaxaca, MEX * Option for big-screen cameo during production *	Hang out with cast and crew during three (3) days of production in Oaxaca, MEX *	Individual EP title card (your name on its own card) at end of film IMDb Executive Producer credit Dedicated social media post	Invite to a private party in Seattle * Invite to virtual hang with cast and crew Invite to top-tier industry or festival screening *	Tarot reading from director Vee Hua Limited edition *Reckless Spirits* t-shirt Limited edition thank you gift
Producer $10,000+	Option to be an extra during production in Oaxaca, MEX *	Hang out with cast and crew during two (2) days of production in Oaxaca, MEX *	Shared Producer title card at end of film IMDb Producer credit Group social media post	Invite to a private party in Seattle * Invite to virtual hang with cast and crew Ticket to a screening *	Tarot reading from director Vee Hua Limited edition *Reckless Spirits* t-shirt
Associate Producer $5,000+	Option to be an extra during production in Oaxaca, MEX *	Hang out with cast and crew during a day of production in Oaxaca, MEX *	Shared Associate Producer title card at end of film IMDb Associate Producer credit Group social media post	Invite to a private party in Seattle * Invite to virtual hang with cast and crew Ticket to a screening *	Tarot reading from director Vee Hua Limited edition *Reckless Spirits* t-shirt
$2,500+		Hang out with cast and crew for a few hours of production in Oaxaca, MEX *	IMDb credit for "Special Thanks" Group social media post	Invite to virtual hang with cast and crew Ticket to a screening *	Tarot reading from director Vee Hua Limited edition *Reckless Spirits* t-shirt
$1,000+			IMDb credit for "Special Thanks"	Ticket to a screening *	Tarot reading from director Vee Hua

* Travel / lodging are not included in any of the perks, but the *Reckless Spirits* team will do its best to try to accommodate your schedule needs.

Instructions to Invest in *Reckless Spirits*

The *Reckless Spirits* team is opting to use a crowdfunding investment platform called WeFunder, which streamlines the investment process for our investors.

- Please create an account on WeFunder.com.
- Reserve your investment in *Reckless Spirits* at wefunder.com/reckless.spirits.
  (Funds will not be deducted until after the entire campaign is over.)
- Once we hit $50,000 in pre-commitments, WeFunder will promote our project on their website, giving us access to new funders who generally support start-ups and have a good track record of helping fund independent films.

Again, we are only seeking $106,715 to be able to enter production in February 2026, and we would only need to make back just under $182,000 to be able to turn a profit, which is a low amount for a professional feature film.

Your funds will be put to good use! The majority of film financing will go towards PEOPLE and keeping our team safe and happy. *Reckless Spirits* will be filmed over the course of a month, and contributions cover:

- $50,000 - Over half of the amount we need to get into production by February 2026!
- $25,000 - Wages for one lead SAG-AFTRA actor during the entire production
- $10,000 - Production insurance for the entire project, which keeps cast and crew safe from danger, covers damaged gear, and more!
- $5,000 - Wages for one lead crew member during production and pre-production
- $2,500 - Travel and lodging for one lead actor
- $1,000 - One main filming location

Visit WeFunder.com/Reckless.Spirits to make an investment and earn a potential return on your contributions.

Visit Northwest Film Forum to make a tax-deductible donation. (Such donations are not eligible for an investment return.)



Cast and crew of RECKLESS SPIRITS (2022) short film proof-of-concept.

Team

Collectively, the *Reckless Spirits* team brings an abundance of experience across multiple kinds of film and media.

WRITER / CO-DIRECTOR VEE HUA 華婷婷 (they/them) is a journalist, filmmaker, and film educator. In their recent role as Executive Director of the interdisciplinary community hub, Northwest Film Forum, they played a groundbreaking role in making the space accessible for diverse audiences. Vee also recently directed a documentary short about Hunt's Trading Post near the Navajo and Southern Ute Nations. They have a Master's in Tribal Resource and Environmental Stewardship from the American Indian Studies Department at the University of Minnesota, Duluth, and are committed to equity through actionable practices. veehua.com

CO-WRITER LISA SANAYE DRING (she/they) is a writer and director. Her play *Sumo* was produced by La Jolla Playhouse and Ma-Yi in 2023, and had its New York premiere at The Public Theater with Ma-Yi in 2025. Her play *Kairos* is currently receiving a Rolling World Premiere in three cities with National New Play Network. Lisa has won an Edgerton Award, a Broadway World Award for Best New Play, and the PLAY LA Stage Raw/Humanitas Prize. They have worked with Meow Wolf and have been awarded fellowships at MacDowell, Blue Mountain Center and Yaddo. She received an Emmy nomination for Outstanding Interactive Programming for a piece she co-wrote and co-directed with Matt Hill called *Welcome to the Blumhouse Live*. lisasanayedring.com

PRODUCER PAIGE WOOD (she/her) is an award-winning filmmaker, screenwriter, and producer working across narrative and documentary film, animation, and video games -- her work recognized by the likes of BlackStar Film Festival, Tribeca Festival, and Apple. Paige is a 2024 Film Independent Episodic Lab Fellow, 2023 winner of Constellations' Artist Disruptor Award, 2022 Gotham TV Lab Fellow, 2021-2022 USC Annenberg Civic Media Fellow, 2020 Kresge Artist Fellow, and a 2019 Sundance Institute | Knight Foundation Fellow. As a fan of comedic, fantastical, and animated storytelling, Paige tells stories rooted in surrealism, horror, and humor by injecting a bit of absurdity into our current reality… blkdaria.com

PRODUCER LISA VAN DAM-BATES (she/her) is an editor, producer and filmmaker and environmental activist. Lisa's feminist horror feature *Marla Mae* acquired worldwide distribution in 2019. Her experimental short film *Sisters* premiered at the Seattle Art Museum in 2025. Lisa is the producer and editor of *The Main Office* podcast—a deep dive into the American public education system. She is in development on her second feature, eco-horror *Mother is Sick*. Following the January 6 attack on the capitol, Lisa was the editor of Nate Gowdy's debut monograph *Insurrection*. Lisa taught ESL to refugees from 2010 to 2018 and is passionate about education, equity and inclusion. She lives in the Pacific Northwest with her rescue dogs Bleppie and Skunk. lisavdb.com

PRODUCER CATHERINE NUEVA ESPAÑA (she/her) is a producer, management consultant, and facilitator. She has operations, executive, and financial planning experience in non-profit arts organizations and for-profit businesses, including tech, environmental design, and architecture. She was Executive Producer on *Marcie's*, Seattle filmmaker John Helde's third feature film, currently streaming on Apple TV+. She has served as the Film Series Curator for the Architecture + The City Festival in San Francisco and has written film and visual criticism for Droste Effect Magazine and Art Practical. cnueva.com

Contact

For more information on how to become involved with *Reckless Spirits*, please do not hesitate to reach out to members of our team.

reckless.spirits.film@gmail.com

We are also accepting in-kind donations for hotel, airfare, and other production resources which may be of value to our production.

This project overview is informational in nature. This is not an offering memorandum and in no way constitutes an offering or solicitation. Contents herein are subject to change.